Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of Austin Gold Corp. (the "Company") common shares may request a copy of our annual financial statements and management's discussion and analysis ("MD&A"), our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Austin Gold Corp.

9th Floor, 1021 West Hastings Street

Vancouver, BC, Canada V6E 0C3

As an alternative to receiving these financial statements and MD&A by mail, you may view them under the Company's profile on SEDAR+ at www.sedarplus.ca (Canada) and on the EDGAR section of the Securities and Exchange Commission website at www.sec.gov (United States), or on the Company's website at www.austin.gold.

The undersigned shareholder hereby elects to receive:

☐ A.  Please send me the annual financial statements and MD&A.

☐ B.  Please send me the interim financial statements and MD&A.

☐ C.  Please send me both A and B.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name (Please Print)

Address

(include ZIP/postal code)

Date

To use electronic methods for communication with our shareholders, we request that you provide us with your email address. Please insert your email address and initial and date below to indicate your consent to receive information by email instead of in paper form.

I HEREBY CONSENT to receipt of information by email at the following address:

Email Address / Initials / Date

Meeting Date: May 6, 2026